UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CI Financial Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

125491100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125491100	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Brigette Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,218,757
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,218,757
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,218,757
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.49%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 125491100	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

CI Financial Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

15 York Street, Second Floor, Toronto, Ontario, Canada M5J 0A3

Item 2.

(a)	Name of Person Filing:

Brigette Chang (the “Reporting Person”).

(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of the Reporting Person is c/o CI Financial Corp., 15 York Street, Second Floor, Toronto, Ontario, Canada M5J 0A3.

(c)	Citizenship:

See response to Item 4 on the cover page.

(d)	Title of Class of Securities:

Common Shares, no par value (“Common Shares”)

(e)	CUSIP Number:

125491100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person may be deemed to be the beneficial owner of the Common Shares listed on the Reporting Person’s cover page.

As of December 31, 2022, the Reporting Person’s beneficial ownership consisted of: (i) 177,000 Common Shares held by Chang Family Trust, (ii) 9,746,240 Common Shares held by G. Raymond Chang Ltd., (iii) 338 Common Shares held by Raymond Chang Foundation, (iv) 5,179 Common Shares held by 2018 Chang-Addorisio Family Trust, and (v) 290,000 Common Shares held by 2184627 Ontario Inc. The Reporting Person holds shared voting power and interest in respect of the shares held by G. Raymond Chang Ltd. and by Chang Family Trust, and holds sole voting power and interest in respect of the other securities reported herein.

CUSIP No. 125491100	Page 4 of 5 Pages

(b)	Percent of class:

The Reporting Person may be deemed to be the beneficial owner of the percentage of the Common Shares listed on the Reporting Person’s cover page. Calculation of the percentage of Common Shares beneficially owned assumes 186,285,351 Common Shares outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 10, 2022.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 125491100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

/s/ Brigette Chang
Brigette Chang